

September 16, 2014

<u>Via E-mail</u>
John T. Lewis
Chief Executive Officer
CONE Midstream Partners LP
1000 CONSOL Energy Drive
Canonsburg, Pennsylvania 15317

   Re: CONE Midstream Partners LP
     Registration Statement on Form S-1
     Correspondence submitted September 16, 2014
     File No. 333-198352

Dear Mr. Lewis:

  We have reviewed your correspondence and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>Exhibit A</u>

<u>Dilution, page 56</u>

1. We note your statements that the pro forma net tangible book value of the contributed assets and liabilities is $476.6 million. From the pro forma balance sheet on page F-6 of Am. No. 2 to the Form S-1, this appears to include $32.8 million of assets and liabilities of facilities included in the CONE Midstream Partners LP Predecessor financial statements that will not be contributed to the Partnership and are not included in the Anchor Systems, Growth Systems or Additional Systems. It does not appear that such assets should be included as part of net tangible book value. Please explain to us why you believe it is appropriate to include them or remove them from the computation. Please also adjust the total consideration paid by the general partner and its affiliates on page 57 to reflect the actual consideration paid.

Please contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have any questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director